Avenue Therapeutics, Inc.

1111 Kane Concourse, Suite 301, Bay Harbor Islands, FL 33154

VIA EDGAR

June 23, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Alan Campbell

Re:	Avenue Therapeutics, Inc.
Registration Statement on Form S-3 (File. No. 333-272730)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avenue Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on June 27, 2023, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with David Wolpa of McGuireWoods LLP at (704) 343-2185, or in his absence, Rakesh Gopalan of McGuireWoods LLP at (704) 343-2275.

Thank you for your assistance in this matter.

Sincerely,

Avenue Therapeutics, Inc.

/s/ Alexandera MacLean
Alexandra MacLean, Chief Executive Officer